April 20, 2012

Via E-mail and Edgar Transmission

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Bullet Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178754

Macho Uno Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178781

Ginger Punch Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178782

Perfect Sting Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178783

Awesome Again Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178784

Ghostzapper Racing Corporation

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-178785

akerman.com

BOCA RATON   DALLAS   DENVER   FORT   LAUDERDALE   JACKSONVILLE   LAS VEGAS   LOS ANGELES   MADISON   MIAMI NAPLES   NEW YORK   ORLANDO   PALM BEACH   SALT LAKE CITY   TALLAHASSEE   TAMPA   TYSONS CORNER WASHINGTON, D.C.   WEST PALM BEACH

April 20, 2012

Dear Messrs. Dobbie and McWilliams:

On behalf of Red Bullet Racing Corporation (the “Company”), Macho Uno Racing Corporation, Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation and Ghostzapper Racing Corporation (collectively, including Red Bullet Racing Corporation, the “Racing Companies”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 19, 2012 relating to the Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 3, 2012 and the corresponding amendments filed with the Commission on April 3, 2012 to the registration statements on Form S-1 filed by the other Racing Companies. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Racing Companies.

We are filing simultaneously herewith Amendment No. 5 (“Amendment No. 5”) to the registration statement filed by the Company and will file as soon as practicable thereafter corresponding amendments (collectively, together with Amendment No. 5, the “Amendments”) to the registration statements filed by the other Racing Companies (collectively, together with the Registration Statement, the “Company Registration Statements”). For ease of your reference, Amendment No. 5 has been marked to show changes made to Amendment No. 4.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company Registration Statements. Page references in this response letter refer to pages of Amendment No. 5.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statements.

Red Bullet Racing Corporation

General

1.	Staff Comment: We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

April 20, 2012

Response: Each additional Amendment to be filed by the other Racing Companies incorporates revisions corresponding to the revisions reflected in Amendment No. 5 to the extent applicable.

2.	Staff Comment: Please file the capital contribution agreement with Golden Pegasus as an exhibit to your registration statement.

Response: The Company is filing its capital contribution agreement with Golden Pegasus as an exhibit to Amendment No. 5.

Q: Is there a limit on how much I can invest?, page 12

3.	Staff Comment: Please reconcile your disclosure here that the maximum amount that can be invested by debit card is $1,000 with Exhibit 4.2, which appears to indicate that the maximum amount that can be invested, including convenience fee, is $10,000.

Response: The debit card processor engaged by the Racing Companies will not permit the imposition of a maximum debit card subscription amount. The Registration Statement and forms of subscription agreement (Exhibits 4.1 and 4.2) have been revised to remove all references to maximum debit card subscription amounts.

Q: Is there a limit on the amount of any Racing Company I may own?, page 12

4.	Staff Comment: We note your response to prior comment 5 and reissue in part. Please clarify under what circumstances you would elect to issue a promissory note rather than pay the redemption price immediately. Also, please disclose who will administer repayment of the promissory note and explain how repayment will be administered after liquidation when liquidation proceeds are not sufficient to discharge the promissory note.

Response: The Racing Companies intend to satisfy all redemption amounts with promissory notes, although they reserve the right to pay cash where doing so would be in their best interests. Because the terms of the promissory notes to be issued (if any) have been revised so that they are payable on the Distribution Date on a pro rata basis with other liquidating distributions, there will not be any requirement to administer such promissory notes following the completion of the liquidating distributions to be made by the Racing Companies. The Company has revised the disclosure on pages 9, 13, 32 and 77 of Amendment No. 5 in response to the Staff’s comment.

April 20, 2012

Q: If I purchase shares of the company’s common stock?, page 13

5.	Staff Comment: We note your response to prior comment 6. Please revise the answer by clarifying that investors must provide advance notice to the company before selling, assigning, or transferring shares of common stock during the operating period in accordance with the terms of the subscription agreement.

Response: The Company has revised the disclosure on page 15 of Amendment No. 5 in response to the Staff’s comment.

Conflicts of Interest, page 36

Liquidation, page 39

6.	Staff Comment: We note your responses to our prior comments 8 and 9. We note, in particular, that Mr. Stronach may be interested in purchasing horses because his business plan differs from that of the company and that he will resign from your board of directors prior to the liquidation of your horses. Please revise here, the summary and the risk factors to more specifically address the conflict of interest created by Mr. Stronach’s differing business plan, including his interest in bidding on the company’s horses at auction in connection with a liquidation. Please address, for example, the fact that Mr. Stronach may have a substantial informational advantage regarding the horses at auction by virtue of his participation in the original selection and financing of their purchase as well as his services as the company’s chairman of the board of directors during the operating period. As a result, there may be a conflict of interest between his duty to stockholders to maximize the return on their investment and his interest as an owner to acquire the company’s horses at auction at the best possible price.

Response: The Company has revised the disclosure on pages 3-4, 10-11, 22, 27, 40-41 and 63 of Amendment No. 5 in response to the Staff’s comment.

7.	Staff Comment: You disclose in this section that the opportunity for an investor in the offering who holds his shares until your end date to realize a positive return from an investment in the offering will be substantially dependent on your ability to sell your horses at an attractive price. Given the importance of the liquidation process to the potential return to investors, please revise, both here and elsewhere as appropriate, to disclose prominently that due to his interest in bidding on your horses at auction, your current chairman of the board will have limited involvement in a critical aspect of your business model, the liquidation of your horses. Please also address the impact this may have on an investment in your company.

April 20, 2012

Response: The Company has revised the disclosure on pages 3-4, 22, 41 and 63 of Amendment No. 5 in response to the Staff’s comment.

Management’s Discussion and Analysis

Possible Injuries to Our Horses and Related Impairment Charges, page 46

8.	Staff Comment: Please continue to revise and update your disclosure with regard to any injured horses and the status of those injuries on an ongoing basis. Similar revisions should be made where appropriate throughout the document.

Response: The Company has revised the disclosure on pages 47, 58 and F-8 of Amendment No. 5 in response to the Staff’s comment and the other Racing Companies will make corresponding updated disclosures in their Amendments.

Government Regulation, page 64

9.	Staff Comment: Please revise by disclosing the updated status of your efforts to obtain regulatory relief from the New York State Racing and Wagering Board and the Ontario Racing Commission. We note, in that regard, your intention to race your horses in New York and Ontario and to offer your securities in New York.

Response: There has been no change in the status of the regulatory discussions between the Racing Companies, on the one hand, and each of the New York State Racing and Wagering Board and the Ontario Racing Commission, on the other and, accordingly, the Company has not revised the corresponding disclosure in Amendment No. 5.

Related Party Transactions, page 73

Guarantee of Potential Debit Card Liabilities, page 74

10.	Staff Comment: We note your revised disclosure that, for the purposes of determining whether a closing of the offering may be conducted, you “will not take into account any amounts attributable to debit card accounts unless they have been so guaranteed.” Please clarify in what circumstances debit card transactions will not be guaranteed.

Response: The debit card transactions will be guaranteed provided that the guaranty is signed. The Company has revised the disclosure on page 75 of Amendment No. 5 in response to the Staff’s comment.

April 20, 2012

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT LLP

By: /s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt